Filed Pursuant to Rule 433
Dated August 24, 2006
Registration Statement
No. 333-126086
Colonial Realty Limited Partnership
$275,000,000 6.05% Senior Notes due 2016
This information supplements the information contained in the
Preliminary Prospectus Supplement dated August 24, 2006 to Prospectus dated July 11, 2005.

Issuer:	Colonial Realty Limited Partnership

Type of Offering:	SEC Registered

Ranking:	Senior Unsecured

Principal Amount:	$275,000,000

Maturity Date:	September 1, 2016

Trade Date:	August 24, 2006

Settlement Date:	August 29, 2006

Interest Accrual Date:	August 29, 2006

Public Offering Price:	99.637%

Underwriting Discount	0.65%

Coupon:	6.05%

Interest Payment Dates:	Each March 1 and September 1, commencing March 1, 2007

Day Count Convention:	30/360

Optional Redemption:	Treasuries plus 20 basis points

Expected Ratings:	Baa3/BBB-/BBB-

Joint Book-Running Managers:	UBS Securities LLC, Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Lead Managers:	PNC Capital Markets LLC and Morgan Keegan & Company, Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-722-9555 ex. 1088.